Exhibit 21.1

THE FIRST MARBLEHEAD CORPORATION

The following is a list of the direct and indirect subsidiaries of The First Marblehead Corporation.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
First Marblehead Data Services, Inc.	Massachusetts
First Marblehead Education Resources, Inc.	Delaware
First Marblehead Securities Corporation II	Massachusetts
The National Collegiate Funding II, LLC	Delaware
Union Federal Savings Bank	United States
UFSB Private Loan SPV, LLC	Delaware
FM Loan Origination Services, LLC	Delaware
FM Systems LLC (d/b/a Tuition Management Systems LLC)	Delaware